CONTRAVIR PHARMACEUTICALS, INC.

399 Edsall Avenue, First Floor

Edison, NJ 08837

September 26, 2014

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Reischauer

Re:	ContraVir Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed May 12, 2014
File No. 333-195884

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ContraVir Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-195884) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 12, 2014.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.  The Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Sichenzia Ross Friedman Ference LLP, Attn: Jeffrey Fessler, 61 Broadway, 32nd Floor, New York, NY 10006, facsimile number (212) 202-7735.

If you have any questions with respect to this matter, please contact Jeffrey Fessler at (212) 930-9700.

CONTRAVIR PHARMACEUTICALS, INC.

By:	/s/ James Sapirstein
James Sapirstein
Chief Executive Officer